Exhibit 99.3

GH Research Reports Second Quarter 2022 Financial Results and Provides Business Updates

Dublin, Ireland, August 23, 2022 – GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders, today reported financial results for the second quarter ended June 30, 2022 and gave updates on its business.

Second Quarter 2022 Financial Highlights

Cash position

Cash was $265.4 million as of June 30, 2022, compared to $276.8 million as of December 31, 2021. We believe that our existing cash will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2025.

Research and development expenses

R&D expenses were $4.2 million for the quarter ended June 30, 2022, compared to $2.0 million for the same quarter in 2021. The increase was primarily due to increased activities relating to our technical development and clinical trials and increases in employee expenses to support these activities.

General and administrative expenses

G&A expenses were $2.5 million for the quarter ended June 30, 2022, compared to $0.7 million for the same quarter in 2021. The increase was primarily due to an increase in insurance costs, as well as increased employee expenses.

Net profit/loss

Net profit was $0.3 million, or $0.006 earnings per share, for the quarter ended June 30, 2022, compared to a net loss of $2.1 million, or $0.053 loss per share, for the same quarter in 2021. This was due to the foreign exchange gain in the quarter.

Business Updates

GH001 for the treatment of TRD

GH001 is our proprietary inhalable 5-methoxy-N,N-dimethyltryptamine (5-MeO-DMT) product candidate.

In March 2022, we announced our plan to submit clinical trial applications in several European countries for a multi-center, randomized, controlled Phase 2b trial of GH001 in treatment-resistant depression (TRD) (GH001-TRD-201). We plan to submit such applications beginning in the third quarter of 2022. When such applications are approved, we expect to recruit approximately 80 patients for this trial. The primary objective will be to determine the efficacy of a single-day individualized-dosing regimen (IDR) of GH001 compared with placebo in improving depressive symptoms as assessed by the mean change from baseline in Montgomery-Åsberg Depression Rating Scale (MADRS) at the end of the 7-day double-blind phase. The double-blind phase will be followed by a 6-month open-label extension phase where all patients can receive treatment with the GH001 IDR as-needed, based on the patient’s clinical response.

In May 2022, we also announced the positive outcome of our pre-IND meeting with the U.S. Food and Drug Administration (FDA), and we expect to submit our IND for GH001 in TRD not later than the first quarter of 2023. The planned IND-opening study is a Phase 1 imaging study in patients with TRD designed to further elucidate the mechanism of action of GH001 (GH001-TRD-104).

GH001 for the treatment of BDII and PPD

Our recently announced Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with bipolar II disorder and a current depressive episode (BDII) (GH001-BD-202) and for the treatment of patients with postpartum depression (PPD) (GH001-PPD-203) have now received regulatory approvals and site startup activities have commenced.

GH002 and GH003

GH002 is our 5-MeO-DMT product candidate formulated for administration via a proprietary injectable approach. GH002 has completed pre-clinical development to support early clinical trials and we expect to submit a clinical trial application for a double-blind, placebo-controlled, randomized, dose-ranging clinical pharmacology trial in healthy volunteers (GH002-HV-105) in the fourth quarter of 2022.

GH003 is our 5-MeO-DMT product candidate formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. GH Research PLC's initial focus is on developing its novel and proprietary 5-MeO-DMT therapies for the treatment of patients with treatment-resistant depression (TRD).

GH Research PLC's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2021 is available at www.ghres.com and shareholders may receive a hard copy free of charge upon request.

About GH001

Our lead product candidate, GH001, is formulated for 5-MeO-DMT administration via a proprietary inhalation approach. With GH001, we have completed two Phase 1 healthy volunteer clinical trials and a Phase 1/2 clinical trial in patients with treatment-resistant depression (TRD). Based on the observed clinical activity, where 87.5% of patients with TRD were brought into an ultra-rapid remission with our GH001 individualized single-day dosing regimen in the Phase 2 part of the trial, we believe that GH001 has potential to change the way TRD is treated today. Across the GH001 program, no serious adverse events have been reported and GH001 was well tolerated at the investigated single dose levels and in the individualized dosing regimen.

About GH002 and GH003

GH002 is our 5-MeO-DMT product candidate formulated for administration via a proprietary injectable approach. GH002 has completed preclinical development to support early clinical trials. GH003 is our 5-MeO-DMT product candidate formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

Forward-Looking Statements

This press release contains statements that are, or may deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our future results of operations and financial position, our cash runway, business strategy, product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations:
Julie Ryan
GH Research PLC
investors@ghres.com

GH RESEARCH PLC

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

(in thousands, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Operating expenses
Research and development	(4,240)	(1,954)	(8,954)	(2,646)
General and administration	(2,510)	(719)	(5,802)	(1,167)
Loss from operations	(6,750)	(2,673)	(14,756)	(3,813)

Finance expense	-	(6)	-	(6)
Foreign exchange gain	7,084	554	9,327	544

Profit/(loss) before tax	334	(2,125)	(5,429)	(3,275)
Tax charge/(credit)	-	-	-	-
Profit/(loss) for the period	334	(2,125)	(5,429)	(3,275)

Other comprehensive expense
Items that may be reclassified to profit or loss
Currency translation adjustment	(7,054)	(486)	(9,315)	(688)
Total comprehensive loss for the period	(6,720)	(2,611)	(14,744)	(3,963)

Attributable to owners:
Profit/(loss) for the period	334	(2,125)	(5,429)	(3,275)
Comprehensive loss for the period	(7,054)	(486)	(9,315)	(688)

Earnings/(loss) per share
Basic and diluted earnings/(loss) per share (in USD)	0.006	(0.053)	(0.104)	(0.093)

GH RESEARCH PLC

Condensed Consolidated Interim Balance Sheet (Unaudited)

(in thousands)

	At June 30,	At December 31,
	2022	2021
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	265,377	276,776
Other current assets	856	3,066
Total current assets	266,233	279,842
Non-current assets
Property, plant and equipment	86	82
Total non-current assets	86	82
Total assets	266,319	279,924

LIABILITIES AND EQUITY
Current liabilities
Trade payables	1,707	883
Other current liabilities	1,388	1,866
Total current liabilities	3,095	2,749
Total liabilities	3,095	2,749

Equity attributable to owners
Share capital	1,301	1,301
Additional paid-in capital	291,448	291,448
Other reserves	1,159	366
Foreign currency translation reserve	(15,218)	(5,903)
Accumulated deficit	(15,466)	(10,037)
Total equity	263,224	277,175
Total liabilities and equity	266,319	279,924